Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

July 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attn: David Roberts

CC:   Owen Pinkerton
      Howard Efron
      Cicely Luckey

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") Registration Statement on Form SB-2 filed February 14, 2005
      File No. 333-122820

Dear Mr. Roberts:

      Filed today is Amendment No. 3 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on June 15, 2005. This letter responds to the Commission's letter to the Company, dated June 29, 2005 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

General

1. We note from your response to Comment 1 that your decision to change accountants was made on January 31, 2004. Given that your decision to change accounts was made during your two most recent fiscal years, please provide the disclosure required by Item 304 of Regulation S-B or tell us why you believe this disclosure is not required.

      Since the Registrant's inception in November 2003, the Registrant has retained McGladrey & Pullen LLP as its accountant. The Registrant has not changed its accountants. However, its predecessor, American CareSource Corporation, had previously retained BDO Seidman, LLP ("BDO"). Accordingly, to the extent that the Registrant has not changed auditors, it would appear that the disclosure required by Item 304 of Registration S-B is not required.

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Securities and Exchange Commission
July 7, 2005
Page 2

2. We have reviewed your response to Comments 24 in which you state that, "the resale of all shares listed in the table are being registered." This does not appear to be consistent with the disclosure found throughout the prospectus, including on the facing page, the cover page and selling stockholders section. For example, your disclosure on the cover page specifically refers to the resale of shares held by Patient Infosystems ("PATY") only. If you intend to register for resale all of the shares being distributed to stockholders of Patient Infosystems, or certain stockholders of PATY in addition to the shares being registered for resale held by Patient Infosystems, please substantially revise your disclosure to reflect this. In connection with this, please add a footnote to the "Calculation of Registration Fee" table to reflect this, revise the cover page and add all of the shareholders of Patient Infosystems who will be selling their shares pursuant to this registration statement to the Selling Shareholders table.

      The Registration Statement has been revised at page 28 in response to the Staff's comment above to make clear that only the shares held by Patient Infosystems are being registered for resale. The Registration Statement relates primarily to the distribution of the Registrant's shares by dividend to all stockholders of Patient Infosystems. The stockholders of Patient Infosystems will not hold restricted shares of the Registrant's stock and would therefore generally not need a registration statement in connection with the resale of their shares.

Facing Page

3. We note your response to Comment 2. Please check the box on the facing page indicating that a portion of the proposed offering is being conducted pursuant to Rule 415.

      The appropriate box on the Facing Page of the Registration Statement has been checked to indicate that a portion of the proposed offering is being conducted pursuant to Rule 415.

Cover Page

4. Please include a fixed price at which selling shareholders will sell their shares pursuant to this registration statement.

      Additional information has been added to the Cover Page of the Prospectus discussing the potential sale of shares by the selling stockholders in accordance with the Staff's comment above.

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Securities and Exchange Commission
July 7, 2005
Page 3

Summary Financial Information, page 6

Balance Sheet Data as of December 31, 2004 and 2003

5. The balance sheet information presented as of December 31, 2003 reflects the financial position of American Caresource Holdings, Inc. and not that of American CareSource Corporation. As such, please remove the term predecessor from that section.

      The Registration Statement has been revised at page 6 in response to the Staff's comment above.

Risk Factors, page 6

ACS may incur increased expenses if the Transitional Services Agreement with Patient Infosystems is terminated, page 12

6. You state that pursuant to the Transitional Services Agreement, Patient Infosystems will provide you with services "for no fee in the initial term of the agreement, and if the Transitional Services Agreement is extended, $12,000 per annum for a second term, and, $24,000 per annum for a third term and subsequent terms." Please revise to indicate how long a "term is and when each of the terms noted about would expire.

      The Registration Statement has been revised at page 11 in response to the Staff's comment above. The initial term of the Transitional Services Agreement will expire December 31, 2005. If the Transitional Services Agreement is extended past the initial term, each subsequent term will be for a one-year period.

Future sales of ACS common stock, or the perception that these sales may occur, could depress the price of ACS' common stock, page 13

7. You state that "the issuance of a substantial number of additional shares may be extremely dilutive to ACS shareholders and require substantial and material charges to earnings which will impact net loss attributable to common shareholders." Please advise us as to how the issuance of additional shares could cause a material charge to earnings.

      The Registration Statement has been revised at page 12 in response to the Staff's comment above.

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Securities and Exchange Commission
July 7, 2005
Page 4

Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 17

8. Please disclose all material terms of the credit line you entered into with Wells Fargo Bank including, but not necessarily limited to, the information found in Note 3 to your financial statements.

      The Registration Statement has been revised at page 18 in response to the Staff's comment above to disclose the material terms of the credit line that the Registrant entered into with Wells Fargo Bank.

Legal Proceedings, page 24

9. We note that you have removed disclosure regarding your former employee who filed a lawsuit against you. Please advise us as to why you struck this disclosure and as to the status of the case (i.e. - whether it was dropped, dismissed or settled).

      The disclosure was removed because the above referenced lawsuit, Schrier
      v. American CareSource Corporation (Ind. Superior Ct.), settled on May 18, 2005 for $20,000.

Management

Employment Agreements, page 27

10. Please summarize the material terms of the employment agreements you have with Messrs. Schellhammer and Boone, such as salaries/bonuses, termination and change in control provisions. We note, for example, that you have committed to pay them salaries of $250,000 and $200,000 respectively. We refer to Item 402(g) of Regulation S-B.

      The Registration Statement has been revised at pages 25-26 in response to the Staff's comment above to include summaries of the material terms of the employment agreements the Registrant has with Mr. Schellhammer and Mr. Boone.

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Securities and Exchange Commission
July 7, 2005
Page 5

Financial Statements

Intangible Assets, page F-11

11. We note your response to comment 29. Please disclose your estimated useful life for provider contracts as a critical accounting policy within Management's Discussion and Analysis or Plan of Operations. Refer to interpretive guidance in SEC Release 33-8350.

      The Management's Discussion and Analysis section has been revised at page 19 in response to the Staff's comment above.

12. Please help clarify for us how you were able to establish an estimated life significantly in excess of the underlying contractual life using the guidance in EITF 03-9. In addition, specifically address the following in your response:

      o Clarify if you account for your provider contracts on an individual basis or as a pool of contracts.

      o Tell us your accounting treatment upon cancellation of an individual provider contract.

      o Explain why you believe a straight-line amortization methodology reflects the pattern in which the provider contracts contribute an economic benefit to your Company. How does your historical attrition data support a straight-line methodology.

      As mentioned in the our previous response, the provider contracts are for an initial one year period and are evergreen contracts after that time. In gathering data for the independent appraiser who performed the valuation, the Registrant analyzed the renewal rates of the contracts and found a low cancellation rate of less than 5% per year, implying a twenty year life or longer. Based on this information, the appraiser used a twenty year life for the valuation of the provider contracts.

      The Registrant considered the guidance in EITF 03-9 paragraph 5, that " ..the useful life...for amortization purposes should be consistent with the estimated useful life considerations used in the determination of the fair value for that asset" . Due to the short operating history, an accurate cancellation rate over the long term cannot be determined. The Registrant used a somewhat shorter life (15 years) than the appraiser based on its belief that this better represented the useful life of the provider base over the long term. Also, the Registrant is not aware of any industry data that would be helpful in this analysis.

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Securities and Exchange Commission
July 7, 2005
Page 6

      The Registrant is accounting for the contracts on a pooled basis. The Registrant will monitor the cancellation of contracts that were initially valued and if the contracts are canceling faster than the anticipated 15 year life the amortization will be adjusted and/or an impairment charge incurred. Due to the pooled accounting, there is no accounting treatment upon the cancellation of an individual provider contract.

      Renewal of contracts - In arriving at the fifteen-year life, the Registrant considered the costs of renewing the contracts under paragraph 11(d) of FASB Statement 142. The costs of renewing the contracts are very low. The contracts themselves are evergreen, so legal work is not required and the adjustment of the payment rates is usually the major renewal item. The renewal rates are typically indexed with Medicare rates and adjust with inflation. The Registrant believes that the contracts will be renewed without "substantial cost".

      Amortization methodology - Statement No. 142 states, in part that "the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern can not be reliably determined, a straight line amortization method shall be used." The Registrant has used the straight-line method because it does not believe that the pattern of economic benefit can be reliably determined. As mentioned earlier, the Registrant has limited history to work from, the Registrant is not aware of any industry data that can be used and its actual history shows a very high renewal rate which may not be sustainable over a long period of time. The most "reliable" data the Registrant has is its actual experience and this data seems too optimistic regarding future renewals to use in determining an amortization method.

Line of Credit, page F-27

13. Disclose how you will account for the warrants issued to Mr. Schaffer and Mr. Pappajohn for the purchase of 974,950 shares of common stock at a strike price of $0.45 per share. Advise us of your basis in GAAP for your accounting treatment of the warrants and their amortization and specifically address the 190,657 amount recorded to Unearned Debt Issuance Cost at March 31, 2005.

      The issuance of warrants to Mr. Pappajohn and Dr. Schafer (both of whom are directors and principal shareholders of the Registrant, Mr.Pappajohn being the largest shareholder) was approved by the Board of Directors after considering a number of financing alternatives. The options were issued in exchange for a guarantee of the Company's debt for a period of 18 months, vested immediately and were exercisable 60 days after issuance.

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Securities and Exchange Commission
July 7, 2005
Page 7

      The options were valued at the grant date using the Black-Scholes model and this fair value ($214,489) is being amortized over the 18 month life of the guarantee. $214,489 was credited to additional paid-in capital and debited to a contra-equity account titled "unearned debt issuance costs". In the accompanying Amendment #3 the Registrant has changed the title to "Deferred debt issuance costs" and added wording to Note 1 describing the Registrant's accounting policy.

      In determining the accounting for the "debit" part of this transaction the Registrant considered whether the value of this guarantee should be treated as an asset or contra-equity. Although they do not address the specifics of this situation, EITFs 00-18 and 96-18 provide guidance that the debit should be to an asset account, just as if the guarantee were paid for in cash vs. warrants. This asset approach results in an immediate increase in equity which will then be amortized over the next eighteen months. Given the related party nature of this transaction and the temporary nature of any equity that would be recorded using an asset approach, the Registrant elected to adopt the more conservative approach of recording the amounts as contra-equity.

      Accounting for this item as contra-equity is akin to a deferred/unearned compensation arrangement with employees under FASB Statement No. 123. Although in an unearned compensation situation, the employee has not yet earned the compensation, the amortization of the unearned amount tracks the amount that is expensed through the income statement. In this case the amount that will be expensed will come out of the contra-equity account and the initial accounting for the transaction is equity neutral.

      The Registrant also notes that paragraph 14 of EITF 00-18 notes an inconsistency between 00-18 and Issue 85-1 with respect to the treatment of shareholder notes or receivables and poses the question as to whether the nature of the asset received in exchange for an equity instrument should affect whether the asset is displayed as contra-equity. In this instance, the Company received an intangible, non-operating asset.

      Although the Registrant sees support for the recognition as an asset, given that the transaction occurred with major shareholders, the intangible, non-operating nature of the asset received and the temporary nature of the increase to equity, the Registrant believes that the accounting as a contra-equity is more appropriate.

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Securities and Exchange Commission
July 7, 2005
Page 8

      We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at
(973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel
Jeffrey A. Baumel

JAB:an